Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended March 31, 2006

FIXED CHARGES:
Interest Expense	$41,835
Amortization of Debt Premium, Discount and Expense	795
Interest Component of Rentals	1,266

Total Fixed Charges	$43,896

EARNINGS:
Net Income before Dividends on Preferred Stock	$79,097
Add:
Income Taxes Applicable to Utility Operating Income	41,440
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	1,344
Total Fixed Charges	43,896

Total Earnings	$165,777

Ratio of Earnings to Fixed Charges	3.8